Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, appeared on a podcast with Empire on August 15, 2025, which was aired on August 15, 2025. The following is a partial transcription of the interview:

Andrew Keys: I think that there is a bunch of liability in these shell companies. And it’s not just, you know, the pre-existing, you know, having to pay five bucks to the existing CEO of the dying biotech that doesn’t know how to spell Ethereum.

Jason Yanowitz: This episode is brought to you by GeodNet, the world’s largest decentralized RTK network, delivering real time centimeter accurate positioning around the globe. You’ll hear more about them later in the episode. Nothing said on Empire is a recommendation to buy or sell any investments or products. This podcast is for informational purposes only, and the views expressed by anyone on the show are solely their opinions, not financial advice or necessarily the views of Block Works. Our hosts, guests and the Block Works team may hold positions in the companies, funds, or projects discussed.

Jason Yanowitz: All right, everyone, welcome back to Empire. We’ve got Rob, we’ve got Santi, and we’ve got a fourth guest. I don’t think he’s vying for the co-host spot, but he is an esteemed guest. Excited to have Andrew Keys from The Ether Machine. Welcome, Andrew.

Andrew Keys: Thanks for having me, guys.

Jason Yanowitz: Yeah. Rob. Santi. How’s the week?

Santiago Santos: Not bad.

Rob Hadick: It’s been a great week. I didn’t know one of you guys asked me to do this pod. That I was going to be a dat pod, dats every week, and so I don’t know if, like, you know, it would have been the same answer, but, you know, I’m excited to have Andrew.

Jason Yanowitz: I mean, that’s the industry today. We’re calling it Suit Coin Summer, not my term, I got it from Jameson Lopp, and it is Suit Coin Summer, baby. Andrew wanted to have you on because several people have told me that with all the Dats out there right now, you’re running the best-operated one. That’s not my opinion; other people have said it. I wanted to use this episode to talk about the operational side of running the Dats, but more importantly, I think I can share this because I saw the fundraising deck when you were raising for The Ether Machine and saw that you had put in over $600 million of your own money. So maybe we can start by talking briefly about who Andrew Keyes is and how you were able to invest $600 million into a Dat.

Andrew Keys: Happy to, and thank you again to the three of you for having me. If you didn’t know me until recently, it’s probably because I kept my mouth shut during the Gensler era. Prior to that, before Ethereum launched, like a nerd, I went to the first ever Ethereum meetup held by Aaron Wright in 2014, before the Genesis block of Proof of Work Ethereum. Before that, I worked in a variety of roles, including at UBS investment bank, and most recently built a medical records company. Simply put, if you went to the doctor’s office and had a procedure done, all of your demographics and medical information would be sent to Chennai, India, where I had medical doctors who would fight with Blue Cross Blue Shield in India to process the insurance claims. We handled revenue cycle management, and through that I learned everything that was wrong with payment systems and databases. Around that time, Bitcoin emerged, but I didn’t go down the Bitcoin rabbit hole because, simply put, there is one asset on the Bitcoin blockchain and one function, which is send. The world is much more sophisticated than just me sending you value. When the Ethereum white paper came out, we could add arbitrarily complex logic such as if X happens then send the asset, else fail. Simply put, a smart contract. That is when I became very interested. We went to the first meetup where Aaron Wright, who later created The LAO and Tribute Labs, was a professor of law and computer science, and people like Joe Lubin were there. We discussed the implications of Ethereum, and fast forward, Joe was building Consensys and I volunteered to create a global business development strategy. The first time Ether crossed one dollar was because I put a permissioned version of the Java client of Ethereum on Microsoft’s Azure cloud. We issued a 100-word press release in the Wall Street Journal with Paul Vigna introducing the concept of blockchain as a service, which R3 later began experimenting with, where you could tokenize an asset and send it around.

Jason Yanowitz: So somebody told me, I told them that you were coming on the show, and they said, ask them about blockchain not Bitcoin and the 2016 narrative. And they said he was kind of behind the, you and Amanda maybe at Consensys, were behind the blockchain not Bitcoin of 2013 for sure.

Andrew Keys: For sure.

Rob Hadick: Well there was also a Blythe Masters like on the front of Businessweek and like JP Morgan and be like, you’re going everywhere until.

Jason Yanowitz: Glory days, baby.

Andrew Keys: Yeah. Glory days.

Andrew Keys: And basically I helped create the Enterprise Ethereum Alliance, which was the largest open source blockchain initiative on standards. So the ERC20 token standard, things like that, that I think prior to that, if you took Java and when it became the most used software language, J2E Java Two Enterprise Edition, it had clean web APIs and clean database APIs. That’s where a developer in Paris or Mumbai or San Francisco or New York could all coalesce around standards. I think we got that relatively right, which helped some of the parallel dynamics Ethereum has now.

Jason Yanowitz: Yeah. Okay. So you joined Consensys. Ethereum launches in 2015, you joined Consensys with Lubin and the crew. I think a lot of people know the Consensys story — it grew like crazy and spurred a lot of good innovation in the ecosystem. You did that for four years. Then we met, I remember when you were doing Consensys, and you had just gone to do DARMA Cap, if I remember.

Andrew Keys: Yeah, yeah. So DARMA is an acronym for Digital Asset Risk Management Advisors. It is a commodity pool operator and commodity trading advisor registered with the CFTC. We have managed billions of dollars of institutional-size Ether and have bare metal staking, and are one of the largest staking providers on Earth. We have stayed quiet and just done our job over the last five years since the inception of Proof of Stake, but it was time to start making noise and that gets us to where we are now. One of the large institutional ETFs came up to me and asked me to be a market maker because they believed ETFs were going to enable staking. Right now the ETFs do not enable staking, but I believe they will within three, six, or nine months from now. This is really important in terms of why we actually did this. In Europe or Canada, they do have staking, but they enable it at what I call 50% capacity, and of that 50% capacity they do it at what I call the floor yield. What that means is if you have $1 billion in the Canadian ETP, they are only able to stake 50% or $500 million, and they are only able to do vanilla staking, which right now generates about 3%. So they are really earning 1.5% on the billion dollars. The reason why they’re doing that is because of a technical nuance solely in Ethereum and Solana. It is not on other proof of stake networks because the Ethereum Foundation does not care about financial wrappers or ETFs or public companies. What they care about is the robustness, safety, and scalability of public permissionless Ethereum. Right now, if you want to unstake your Ether, it takes about two weeks to get it back. If a black swan event happened and 50% of stakers wanted to unstake at the same time, the withdrawal queue would extend from the two weeks it is now to six months or a year. That does not work well with the 24-hour redemption requests or mandates of ETPs and ETFs. I thought the ETFs would only be able to do this 50% staking. You just saw the liquid staking tokens have depegs, and you are not going to be able to have something like that anytime soon. If you do, you are introducing a different vector of smart contract security audit risk. In any event, I saw that the ETFs were an inefficient way to hold Ether specifically, and I am, for better or worse, a bit of an ETH maxi and you can beat me up for that. At that point I said there should be a better vehicle for this, and we all know what MSTR did. They are only able to participate in what I call this floor vanilla staking yield, which I consider one of three buckets. First, you have staking. Now you have seen the evolution of re-staking, and Eigen Layer is one of the main protocols there. Andreessen invested ten at 100 about a year and change ago. Before that, I invested two on my own balance sheet at 25 about two years prior, and we have been closest to the metal with them in doing bug bounties, smart contract verification, auditing, and user experience. For example, the leading AVS is EigenDA. With the 300 basis points you earn in staking yield, you can add an additional 45 basis points by re-staking to EigenDA. There are 300 of these AVSs, and 85% of them probably will not find product-market fit, but you can work with the top 15. Just like in all internet mathematics, 85% can go to zero while 15% will work. The last bucket is DeFi, and we were not interested in creating the latest DeFi app yielding some silly APY, but platforms like Aave are pretty safe. They have had a $50 billion bug bounty. Over the last five years you can create a liquid staking token, borrow that, and stake more. You are not necessarily taking Ether price risk; you are taking the risk of the yield or interest rate versus the staking you can generate. There are sophisticated DeFi strategies, and I said we could create a vehicle that could outperform the 50% vanilla floor staking yield. We could do re-staking, we could do DeFi, and we could have an actively managed vehicle versus what is out there in the market, which is the ETF yield. With that, I went down a decision path, and I think this is something I have not heard you discuss. I think you have addressed many of the core issues like Dats selling unlocked tokens, marking them at one-to-one, and not having liquidity, which is correct on the blockchain side of the house. But I am surprised I have not heard more about the cobwebs or the issues of public companies. There are two paths one can go if they want to take advantage of the public equities and public debt markets, which is what these vehicles can do. One is you can reverse takeover and pick your poison: a dying micro cap, a dying bitcoin miner, or a dying whatever. And with all of those, I did like three of these phone calls of these companies that were basically failed. And basically wanted to be resurrected as a treasury company. And with all of these, you had to pay the existing operating management. You had to keep them on the board. You had to pay the liabilities. You have statute of limitation issues. So if company X did something wrong in the last four years and company X was worth zero. Up until you put $1 billion of pick your asset, the class action lawyers didn’t care. But now it’s a honeypot for class action litigation. And I just kept going down these rabbit holes. There was a bitcoin mining company that had a $10 million a year lease in a data center, and they were in year four of the data center lease, and they had six more years to pay, ten bucks a year. And I was like, well, if I was going to deploy my money into a vehicle, I only want pure play exposure to the asset. I don’t want to have to pay, you know, the CEO of the failing biotech that doesn’t know how to spell Ethereum. I don’t want to have to pay the hardware lease of the data center that’s in year four and have six more years.

Jason Yanowitz: And don’t people do this? Don’t people do that? So I get the problems that you’re getting at. But don’t people do this because it helps you get public really quickly. Right. There’s like there’s pros and cons of it.

Andrew Keys: Yeah. So absolutely versus IPO and like and I think that the here’s like the devil’s application to it is like I thought that the better way to do this so is there’s the reverse takeover and then there’s the SPAC. Right. So the other way to do this is a special purpose acquisition company with a de Novo LLC that has no previous operating business, no previous liabilities, and I think that we are in the first out of the first inning of all this stuff, and I bet over the next six months, over the next year, we’re going to see some of the shadows of these previous operating businesses and the issues with that, and there is, let’s call it like the liability side of the equation and the cost side of the equation where you have to pay the extra managers. But there’s also what really made MSTR work wasn’t selling ATM and diluting their existing shareholders, which happens if we sell at ATM, and issue this equity. What made it work were the convertible debt offerings and the preferred shared offerings. And, and when you consider that basically the buyers of that convertible debt and or preferred shares primarily are these large hedge funds? And what they need is to underwrite this paper. And we think that and you can see kind of the first convertible debt offering in the Ethereum space just happened with these zilla. The terms weren’t great. And I think that basically it was a call option at spot. And if you can kind of compare that versus the MSTR one where they were able to have terms that were over 100% initially. And like that can be dilution to the shareholders as well. And so where I’m going with this is that I believe that if one has a de novo entity that has an auditor, like a big four we are going to be able to have better terms to come to market with what actually works for scaling these vehicles. Which is like the prudent risk management of debt and preferred shares. And so while and now to devil’s advocate this. So why doesn’t everyone do this or well we have seen others do this. So CEP doing this, Canter Equity Partners.

Jason Yanowitz: There’s a longer, people don’t do it because there’s a longer lockup on the SPAC right?

Andrew Keys: Right. So basically, I’m in what I call de-SPAC purgatory.

Jason Yanowitz: Yeah.

Andrew Keys: And we’re still able to raise capital. And we are, uh, let’s call it privately. We did the largest common equity offering since 2021, which was, you know, $1.6 billion of committed capital. And we’re going through other iterations of things like that. But to your point, I’m not able to sell equity at the money in a public vehicle yet and or sell, let’s call it convertible debt at a public vehicle. So there’s this kind of 60, 90 days that we go through I’s dotting and T’s crossing with the SEC, that we have to deal with. But that trade off for me of having something that’s completely de novo, that doesn’t have all of the kind of operational hair that I believe will be scalable, much faster for what actually works to scale these vehicles is the trade off that I’m willing to make?

Rob Hadick: Andrew, what would you say to the. So to play devil’s advocate, I don’t necessarily disagree with you, but if we look at Bitminer or Bitmine, for instance, you know, they raised 250 million in the pipe. They hit the ATM really quickly. They scaled quite quickly. I think there were over $2 billion today. Um, they to your point, they had this, you know, kind of business that existed before that could theoretically be, you know, like you said, a honeypot for shareholder liabilities. But now they’re also sizable enough that theoretically those liabilities kind of don’t matter. And they did this this traded this premium theoretically that allows them to also be attractive to, you know, the call it the convert investors who want to play you know, gamma or want to play volatility. Right. And so their quickness to market allowed them to do this thing that, you know, essentially where they started much smaller than you are now your size or bigger and have been able to potentially, you know, put to rest or not have as much concern around those things like liabilities like you talked about.

Andrew Keys: So, I think that’s a great point. I think for every one Bitminer there’s ten others. And I think that Tom Lee is a force of nature and is doing great for himself, his shareholders and for I would just say the broader Ethereum ecosystem. But I would say that that is kind of the exception to the curve. And, I do still think that there is going to be issues with issuing converts because there will be investor exhaustion at the ATM eventually. And I don’t know if it’s sooner or later but I do think the ATM and I think that MicroStrategy did a good job of, of kind of, uh, detailing, you know, under two and a half M nav, they’re not going to hit the ATM two and a half to four. They’ll do it opportunistically over four. They’ll do it aggressively. And in some of the other vehicles we’ve seen negative shareholder sentiment and kind of the stock price selling off, uh, when ATMs are mentioned. So I do think there is an issue with that. And I do think that the converts, the pricing of the converts matter. And in order to get properly priced converts, you have to have the cleanest paper and you have to have the right auditor and a bunch of these kind of reverse takeover dying shells that have a law firm. You’ve never heard of, an investment bank you never heard of. Uh, and, you know, an auditor you’ve never heard of versus we came to market with Citi, with Skadden. And we’re going to have a gold plated big four as our auditor. I think that’s going to matter in the long term.

Jason Yanowitz: Andrew, are you competitive? What are the competitive dynamics actually in this market? So if you look at the like you’re kind of competing, it’s funny, like Lubin right. You worked with Joe for several years.

Andrew Keys: Sure. Like it’s co-optation and what I’d say is, you know, it’s interesting that and I think we’re, like, in a slice of time, right? Like, this is, you know, month three out the gate of all of this stuff, and it’ll be interesting to see. Month six, month nine, month 12, month 65 years from now. What happens? What I’d say is, I think everyone’s playing nicely in the sandbox with each other. I was just on a panel with Joe Chalom of SharpLink and Tom Lee of Bitminer. And I like them, and I want them to win. I think that, you know, there’s Uber and Lyft, there’s Pepsi and Coke, and, you know, whatever your analogy is, and I think there can be multiple players in the space. But I do think that there are kind of differences in these vehicles. And like, I think there are a few things. And I think our corporate strategy where there were a bunch, let’s call it in the Ethereum space that did reverse takeovers of dying micro caps where we didn’t. There are a bunch where they’re doing outsourcing of asset management. Your typical fourth is official who I love. He’s a superstar. Uh, and he is the benefactor, the beneficiary of the an outsourced management contract. I don’t know if for shareholders, outsourcing the asset management, if these vehicles are supposed to have active management where they’re generating, let’s call it the vanilla yield being three. And if you can add re staking and participation in DeFi, it gets up to 5 or 6. And outsourcing a fee to an asset manager. You know, 2% in that example or to Galaxy or Paraguay and other ones where they’re getting there, they’re paying 1.5%, and that doesn’t really scale with AUM. Because the fees just kind of grow with the AUM. I think that’s a difference of kind of having it in-house as an operating company where it’s kind of accretive to shareholders versus an expense. So I think those are kind of differences.

Santiago Santos: Just want to go back to like a big picture. Someone’s been around space for such a long time. If a early version of Andrew that went to that first meetup was listening to you right now talk about the financialization of these vehicles. Do you think that the vision has been co-opted? Do you think that we’ve been overly financially using this stuff? Or would that excited, nerdy version of Andrew Keys be proud of what he’s seeing right now?

Andrew Keys: Great question. I think there’s like the early nerdy version of me that left that meet up and was like, oh my gosh, we’re going to decentralize all the things, right? And all of the banks in America are going to go to zero, because we’re going to be able to have the software that just works, right. And I think I’ve matured since that point. And I still do believe this technology gives a price discovery mechanism for the value of intermediation. I also believe like the notion of like decentralized Uber immediately was very naive because Uber’s created massive network effects as an example, has created this slick UX, and Ethereum is almost ready to almost be ready for a layer two scaling solution that has privacy confidentiality. And it takes a decade to actually build good software. So I also think that this avails public market investors that don’t want to deal with a public private key pair or getting their Coinbase account hacked or, you know, whatnot, and it’s kind of meeting people where they are. And I think the other piece to this is like, this is the first time you’re going to have real sell side analysts, I think, like kind of circle is like the opening act. But you’re going to have sell side analysts coverage on what is Ethereum, what is staking, what is re staking, what are the financial models that go into that. And do you want to like, debate what a TAM is of the internet? Or what of the TAM is that, you know, trustless or decentralization can enable. And I just think what this is doing is broadening the horizon. And, you know, do I think that we should garner 50% of all the assets in this vehicle? No. I mean, MSTR is, what, 3%? I think and I think what Saylor has done as an evangelist for Bitcoin probably outweighs the negative of having, let’s call it, 3% in a public vehicle.

Rob Hadick: Andrew, can you talk a little about, and maybe, you know, in these vehicles, so understand your point around access and distribution and you know, why you think they still fit within the original ethos. The other thing that there’s been a lot of conversation around is not just, okay, well, now it’s not just distribution, but we’re also doing I think sound is the word over financialization. So there is, you know, call it not just staking or DeFi yield, but, you know, there’s been a lot of rumors, which I think Tom Lee hasn’t really talked about, but maybe he’s doing, you know, call it like structured products or derivatives. Also on the on these vehicles. And how will that also fits in to you? And do you think that’s true? And how do you view that as part of a normal operation here.

Andrew Keys: I mean, so like it or not, these are the smartest people with the sharpest elbows, uh, playing for table stakes of how society is going to work in a decade. Uh, these are big stakes, right? Like, this is cool stuff. This is, like, interesting. And I think that financial engineering is going to happen no matter what. I think that having it in a regulated purview that has 100 times the liquidity and depth of the current DeFi infrastructure is good. And I think, you know, having access to the public markets then can actually fill the pipes of DeFi where you can start, you know, reallocating resources to the DeFi markets and show, you know, the delta of what it cost to do on a smart contract based rails versus what it would be doing. Legacy.

Santiago Santos: I guess as a follow up, not to harp too much on this, but, five years from now, there’s going to be some doubts that clearly there weren’t good stewards of capital. The structure was correct. These things work. Bull markets have a phenomenal way of hiding nonsense, including poorly structured vehicles. I get your point on, everything’s going to be financialized. Like crypto is extremely financial. Like, you know, these are asset ledgers. You’re supposed to move and transfer value. DeFi the plumbing is there. We don’t have good distribution. These vehicles can serve that purpose. I very much agree with that. Where do you think someone that, you know has been around for such a long time…there are clear risks that you may not control how the nth that gets structured…But as an industry or a person in your position, what are some of the risks that do worry you and what can be done about them?

Andrew Keys: Sure. So this is the part of the equation of like play silly games when silly prizes part of the conversation. I think that as a participant who’s created a public vehicle, I have let’s call it the tail risk of somebody who also created a public vehicle. And that blows up. I’m seeing lots of silly games and lots of silly prizes. The first example is, I think that there is a bunch of liability in these shell companies. And it’s not just, you know, the pre-existing, you know, having to pay five bucks to the existing CEO of the dying biotech that doesn’t know how to spell Ethereum. I think that you’ve started to see and like the Shell Co’s have kind of gotten picked over. So there’s not much left. So they start to cost more money and you’re starting to see kind of issues where now if you were going to deploy capital into this vehicle, they’re saving part of the capital that’s invested to settle lawsuits. So I think things like that, you’re going to start seeing wasted. I think you guys already raise this point, but it’s amazing to me, you know, in my example, ether traded 60 billion in volume yesterday. Spot, the 200th market capped asset that hasn’t even gone live yet. That has a locked up token schedule that’s getting mark to market at 1 to 1 versus, you know, at a 50% discount because it’s not going to be liquid until two years from now. I think that’s a big issue. I think the dilution nature of ATM is very much in plain sight. And it works, let’s call it at a multiple greater than two. But people are hitting that earlier. And you know, our key North Star, which is going to align. And so I’m patient zero of my public vehicle. I’m the largest shareholder and basically I’m maniacally focused on increasing my ether concentration per share. And I don’t know if retail really understands that notion in any of these vehicles. And they may see a stock go up or down, but retail doesn’t necessarily know that, you know, an ATM issuance basically creates more shares and you still have the same shares in the price of their shares may go up or down, but you’ve basically been diluted. And I think the structures around that are important. So I mean, I think those are kind of like the opening acts of what can happen. And then to your point, we’ve seen this story with, let’s call it the Bitcoin mining opcodes. Bitcoin rewards went down. The comp kept going up. Busted cap tables. Busted governance. They’re upside down. And the opex ran out of control. Hash rates continue to go up. And so I think there’s something to be said about aligning shareholders with executive management in what is the north star of the vehicle? So again, I put in a material amount of money of my own, and I am solely focused on generating the most ether per share without diluting myself. And like holding management to that kind of North Star is what I think is the most important.

Jason Yanowitz: Andrew, can you talk a little bit about what you think the roll ups of these things could look like. Like, let’s extend Santiago’s question out. Like some of these blow up…

Andrew Keys: So I think there’s two variables to consider. One is let’s call it like accretive M&A of assets that can generate a yield in the underlying. So, for the Ethereum equation you could talk about potentially a staking company. You could talk about a custodian. You could talk about maybe even an L2 that can generate ether denominated yields. So I think that as we see staking commoditized, the staking companies, yield is going down as well as their revenue. And I think that, you know, first and foremost, there’s potential M&A roll up that could be accretive in that direction. But then when you talk about, let’s call it the treasury companies, you know, 52 of ether that came out the gates with, let’s call it 100 bucks instead of like, the critical mass they need of a couple billion dollars, especially, let’s call it in the Ethereum space. It’s going to be hard to like disaggregate because you, you don’t want to inherit the same issues that I raised about, let’s call it the shell co’s. Like, I’d take the assets, but I don’t want another publicly traded vehicle.

Rob Hadick: They should you should be able to do like an asset sale. That shouldn’t be an issue I don’t think.

Andrew Keys: Right. So that’s where I think it goes. And the interesting conversation is what happens to those shell co’s, but that’s not necessarily the acquirers problem. But I think that you could definitely get to a place where you could do asset sales, especially at depressed Mavs. And then I think another kind of piece is, is you’ve kind of seen these like, Frankenstein ones, which I was not a fan of, where there’s 20% Bitcoin. 20% ether. 20% Solana. 20%. You know, pick whatever you want. I think those are going to have the hardest because what we found from like an institutional round that was driven by Citi is allocators wanted pure play to a specific asset. I think the ones that are going to have the most problematic time are the ones that are a these illiquid coins and be the multi strat pub co’s.

Rob Hadick: So I’ve had this thesis that I think we talked about it a little bit on the podcast with the vitriol that, you know, theoretically you might go and buy the story protocol one or maybe not story because it’s all like locked up.

Andrew Keys: Wouldn’t touch it. I mean, I think that’s…

Rob Hadick: Well, so the reason I’m asking, right, is so you do an asset sale, you buy, call it whatever a another L1 that is locked up, a Solana one that’s trading poorly, and you just dump the Solana into the market and go and use that because you again, you got your printer and at some premium they’re trading in some discount. You theoretically that assets can then be sold and you can use that to buy more . It’s called 20 or 30% accretive. Right. But is that something that you guys would consider as well?

Andrew Keys: Yeah I mean the devil’s in the details of the math and like how you can, you know, convert that OTC. And if you can do it, you know, in a time efficient way and then you got to pay for slippage. But like that’s the M&A art and lots of leverage. Buyout analysts that are smarter than me know how to do that.

Jason Yanowitz: Andrew, where does this how far down on CoinGecko can you go here. So you so the Bitcoin ones work right. Microstrategy. You’ve got you’re saying ether ones work. The Solana ones are like kind of working a little bit but like not really in the way that you haven’t really got the story and the narrative like the ether ones have. Rob was talking to a guy about the Athena one the other day. You mentioned story. How far out can you go?

Andrew Keys: I’m not going farther than number two.

Jason Yanowitz: Why, though? I know you’re liquid.

Andrew Keys: Yeah. Then with those unused… Like I think bitcoin is, you know, has its Lindy effect, has its store of value. Narrative has its maxi has its already, let’s call it category defining winner already. Ethereum, you know, when you go down the rabbit hole, Consensys put out this great artifact about kind of the trust report and FASB the Financial Accounting Standards Board. They have this definition of a high quality liquid assets, the 250 billion liquid assets that are high quality defined by FASB. Sb, 90% are on Ethereum and then 10% is everybody else. And it reminds me of the gravity dynamics of something, the parallel dynamics of Google, where 90% plus of searches happen on Google, and then Bing gets 1% and Yahoo gets 1%. Like, when’s the last time you used Ask Jeeves? And I think that we’re going to see similar parallel dynamics there and so I don’t think it’s worth it. But again, maybe I’m biased.

Jason Yanowitz: If you were founders of these things, do you think it’s smart to do this or do you think it…

Andrew Keys: Well, I mean, I think if I’m the Cardano, you know… you pick your asset. I would love, you know, if I created asset 10 to 200 in CoinMarketCap, I would love for an operator to take the risk. Spend the time to develop one of these vehicles that is labor intensive. Like it’s running a public company. This is, like, non-trivial. And it’ll be very interesting to see what happens six months from now, because it costs a lot of money. It’s a huge time suck. And I think that invariably it’s not going to be worth the squeeze. The juice is not going to be worth the squeeze for the majority of these things. Yeah. But if I’m, you know, protocol founder X and I’m, you know, a technical leader, I would love some, operator, take the risk and then try to, you know, sell this to Wall Street, Main Street, and whoever will listen. And try to create some type of flywheel.

Rob Hadick: It seems you’re dubious because you use the word try to sell this to Wall Street, and you know this a lot of ones have had decent amount of interest. I think there’s probably one coming out pretty soon. It’s going to have over $1 billion or something like $1 billion. When we’ve seen actually, I think maybe some of them are in public yet, but probably over $1 billion of demand. And some of these assets that are like ten through 20. I don’t think it goes much longer than 20.

Andrew Keys: Maybe that’s fair. Maybe that’s fair.

Rob Hadick: Why do you think that interest? Do you think that’s ephemeral or what’s going to happen there over time?

Andrew Keys: Yeah I know. I think maybe I’m being a bit certain in the fact that that I’m saying top two when it maybe it probably should be top 20. And I think that there’ll be risk tail associated after that. So your point’s taken. I think that that is fair.

Jason Yanowitz: Andrew. Going back to the original thesis of why you did this, you were saying the ETFs are structurally flawed vehicles. What can you actually expand on that? Like what’s your end vision for these ETF.

Andrew Keys: Yeah. So if you consider the ETF a stock that that that that could have a dividend. So like a productive asset like Ether or Solana that that can be productive with staking unlike Bitcoin. So like for bitcoin I think it makes total sense to have the ETF…

Jason Yanowitz: So I get the I get the problem which is the yield is going to be lower. Like the dividend will be lower but long. So because staking re staking DeFi activity yield activities in DeFi. But long term, do you think these vehicles, I’m talking like five year time horizon, will these be larger than the Ethereum ETFs? Just not take off is what you’re saying.

Andrew Keys: I mean I think that we’ve seen that right. Like if you look at what’s gone on in Bitcoin ETF versus Ethereum ETF and then you just like match the market cap of Bitcoin versus Ethereum, you know, proportionately the Bitcoin ETFs have garnered more value. And I think that the market realizes in the ETF I’m not getting my yield. And it’ll be interesting to see once yield is enabled or staking is enabled what happens there. But if you look at the proxy in Canada and Europe in the TPS, it’s 50% staking capacity.

Jason Yanowitz: Yeah.

Andrew Keys: And especially as re staking kind of takes off and DeFi continues that. If you look at this like a perpetual bond which many do with staking. If the ETF is generating 1.5% yield and just out the gate, you can double that yield should double the price of the bond. Or you know, adding re staking, adding DeFi, you could triple, quadruple. And that’s where I actually believe in addition to, let’s call it the legacy financial engineering of converts and prefers that you can justify an Nav in perpetuity if that’s what your kind of North Star is. I think that this is just a better vehicle for the majority of people to earn additional ether per share.

Jason Yanowitz: Andrew, what apps do you think benefit the most from this?

Andrew Keys: I think something like Ave will be is exemplary of what’s going to benefit the most because I think of, let’s call it the big boys that have, let’s call it over $1 billion of assets, at least in the Ethereum ecosystem. They’re not going to go too far down the risk curve because a lot of this is don’t screw it up. And you can earn pretty good yield staking re staking and let’s call it lower risk DeFi. And you should any of these vehicles the people on those teams are competent enough to be able to earn a blended five six, seven. And if you’re going to keep going on the risk curve to go to 1,015% yield in a big vehicle that has this, that extra yield. It comes with risk. Whether it’s smart contract risk, whether it’s impermanent loss risk. And I don’t think that these vehicles are going to be built for that. I think that people can take 100 grand and try to earn 100% APIs or whatever. At least our vehicle, we think that we can stay prudently risk managed with issuing converts, let’s call it sub 20% converts or and or prefers and generate, let’s call it a blended yield that significantly outperforms the ETFs and kind of stay in a lane safely. So I think kind of like the larger, more established has 50 billion plus of TVL for five years. So essentially a bug bounty for that long.

Jason Yanowitz: So are you buying all his token in DARMA?

Andrew Keys: No, no, but, you know, we’ve used it.

Jason Yanowitz: Yeah.

Andrew Keys: And this is like ether denominated.

Jason Yanowitz: Yeah. Are you just in ETH right now, Andrew?

Andrew Keys: No, I’ve got some Eigen.

Jason Yanowitz: Got some Eigen.

Andrew Keys: Got some Filecoin. Which I still think is a great use but it hasn’t, you know…

Jason Yanowitz: So your portfolio ETH, Eigen, and Filecoin right now?

Andrew Keys: Yeah I would say let’s call it 98 and one, something like that.

Jason Yanowitz: Yeah I think that’s- - go ahead Santi.

Santiago Santos: Yeah, yeah. Maybe more zooming out. I know you teased up this idea that you were a ETH maxi and…

Andrew Keys : No one’s perfect right?

Santiago Santos: This is the common disease, I guess, in the space. You come at it with a very open mind about changing the status quo, and then you sort of calcified or ossified into one asset that has made you a lot of money. How do you what are some of the things that look at theorems, because in my mind, the proof of stake, the transition from proof of work to proof of stake was a remarkable coordination feat. And I think that is probably one of the strongest things that that Ethereum has it gone imperfect? It sometimes doesn’t serve you well to go first in this open source environment. What are other ecosystems? I appreciate your holdings are one thing, but are there other ecosystems that you look to and appreciate certain elements of them? Like Solana? Ripple is also a valid response in this podcast. It is a safe space.

Andrew Keys: Fair enough. Yeah. Well, you’re not going to get too much on those out of me, unfortunately. I mean, I go back to kind of like. And maybe it’s beneath Maxie response, like liquidity begets liquidity. You’ve got kind of 90% on Ethereum of real assets. Solana can keep the mean coins. I think client diversity matters. There’s one implementation of Bitcoin Core. There’s one implementation of Solana. There’s nine implementations of Ethereum that matters. Uptime and decentralization. I think that matters. So like let’s call it like the smart contract layer one. I haven’t been too interested. I’ve been very much into, and again, maybe it’s talk in my book, but it’s what I do. I’ve been staking institutionally sized since inception or proof of stake. And I think that the notion of this concept of using this large proof of stake security mechanism, which is Ethereum’s $100 billion plus to secure other, let’s call it middleware, like data availability or compute or LM. So like I’ve been really digging into what’s happening and frankly, to devil’s advocate me there. Not much has come to fruition yet of like the eigen layer or symbiotic or let’s just call it the ABS ecosystem. But I think that there’s like a Cambrian explosion there. And that’s what I’m looking at. And I think like if you think about like behavioral economics or incentives, I think like the notion of like issuing a governance token or utility token that’s worth 100 million bucks to secure my whatever my LLM or my SSC snark prover or my data availability vehicle versus using this larger proof of stake security that’s worth $100 billion to secure. I just think that makes sense from an architecture perspective. So I think that the Eigen Layer and symbiotic ecosystems I’ve been looking at. And then I think that we’ve all kind of and block works, I think is right that we all have like infrastructure fatigue and like, where’s the app layer. And I think that that’s totally right. And like, you’ve started to see some product market fit with things like stablecoins. But I still think that like we’re super early days of like the zero knowledge world and kind of looking at that and I don’t think that there’s been product market fit. I don’t think we’ve seen necessarily business plans or operations or scalability in that, but I think that there’s kind of so much so like from like a research perspective, I’ve been looking at like the zero knowledge world and let’s call it restating world.

Santiago Santos: That’s fair in terms of commenting a little bit about infrastructure fatigue, double clicking on that. You have stripe now launching their own L1. Um, how do you think about that and maybe overlay some color around the L1 and L2 construct and has work? And the value crawled back to ETH as an L1 like general thoughts.

Andrew Keys Sure. So I think I’ll start with the latter. First, I think that, you know, to kind of analogize things like to Uber when I used to take an Uber from downtown Manhattan to uptown Manhattan, it would cost 50 bucks. Now it costs 150 bucks, And it’s the same ride. Maybe there’s a little bit more traffic thanks to Uber, but it’s the same. Let’s call it three miles. I think that at the expense of near-term profitability the Ethereum Foundation decided to make L1 blob space dirt cheap. And there has been I would say there have been wins where you have kind of the fast mover. It’s not like the systemically important financial institutions like the Goldmans and the Bank of America’s in the cities, because really they haven’t been allowed because this is all new because we’re in a new era, post Gensler. But Coinbase created base. Robinhood’s tokenized securities is in arbitrage, too. You’ve seen kind of the early fintech’s that are publicly traded with lots of, I would just call it, revenue. Deploying these as cheap architectures. And I think that in time you’ve got EIP 1559 that burns at Layer 1 and EIP 4844 that essentially burns at Layer 2. Or when Layer 2 blobs are transacted. I think in time the Ethereum community is going to say, well, this is too cheap. And you can raise that pricing. But those are and crack in’s got ink. But those are kind of let’s call it three of the fast movers. You need thousands of these L2s. And until that happens I think that the value accrual will be less than it probably should be. But the example was analogized to Uber. But basically once Uber became ubiquitous, they tripled the prices. And you know what as blob space gets more competitive, you can raise the prices. And I think that you’d rather have due to the stickiness of technical architecture, you’d rather garner the architecture to anchor to your Layer 1 with Stripe. And the other one with Circle. We’ll see, like we’ve seen what was it Facebook did? Did what was it Libra like? That never happened. And maybe I mean, they have that was at a time where there were issues with these architectures. And we weren’t in a regulatory environment that was conducive to moving things forward. But like if I were to read that you’ve seen circle ripped at IPO. Now the analysts have dug in. They made this horrible deal with Coinbase where Coinbase is earning more per transaction than circle is. And they’re trying to figure out how do we generate revenue with the incoming lowering of rates. So like their treasury rates are going to depressed. So like if I’m a circle where I make my money is I buy treasuries and I live on that spread. Right. And the user that has the US dollar coin isn’t earning, let’s call it the 4% Treasury. But you get fed rate cuts in September or October. November. But actually running the L-1, that’s not where the money’s at. I don’t think so.

Jason Yanowitz: Rob maybe can I actually ask you had this tweet, you said, maybe building off what Andrew was saying, you said pretty clear indicator that they now agree. What many others have theorized that the primary issuance business model is dying, and they need to become a payments business to survive. Can you maybe just expand on what you think about circle’s launch of Arc?

Rob Hadick: Yeah. So I think Andrew alluded to this like pretty well, right. So to the point about how to circle make money today. Right. They somebody mints stablecoin. They buy or Blackrock buys a treasury on the back end. I’m simplifying. And you know, today the interest rate on that treasury is something like four and a quarter. Right. You know, if you look at their most recent cue then they came up with earnings. They put in their risk factors what happens as rates come down. Right. And they already have pretty bad margins to Andrew’s point around the fact that they give right now it’s like 53 percent of all of their gross revenue to Coinbase. They are not now also giving a lot of revenue to basically everybody else for distribution. So they signed a deal with Binance. They’ve signed a deal with like a ton of startups who, frankly, they should have or do have a lot of power over and theoretically wouldn’t have to share that yield. But it seems like they’ve really decided that they’re going to do that as ways to proliferate. I mean, in their risk factors, they put that if interest rates were to come down a hundred dips, they that would cut their gross revenue by 23% and their gross profit by about 30%. We’re probably going to get now this morning’s reading on PCI and notwithstanding we still are probably going to get 100 base rate cuts in the next few quarters, right? So if you take all that into account and the fact that, okay, they’re paying more for distribution, gross margins are coming down, rate cuts are coming. Like they don’t they have to look forward. And they have to understand that there needs to be something else to make money, and there needs to be a different narrative or story with the public market investors. So they launched CBN, CPA and obviously happened right before they went. And CBN as the circle payment network for people who don’t know that launch right before they went public CBN has been as I understand it and this is not public has not been particularly well received. And somebody might reach out and tell me I’m wrong. But there hasn’t been a lot of flow that’s gone through that. But that was that’s kind of a messaging layer that’s just on top. And it’s really meant to provide some sort of value added like software or services or APIs to say, hey, look like we’re a payments company. Arc is clearly an attempt to kind of deepen that, kind of like full stack, like payments business. So they’re now saying, okay, well, we’re going to have, you know, an FPS desk and or decentralized exchange that looks like probably like all of us who have been in FX before, like a single dealer type of platform that you see in like a larger bank, right. And so all of a sudden circle saying like, actually like we are a full stack payments business and we’re a ban., I think it’s either public or it’s been rumored that they’re looking for a bank account license as well. We’re going to do all of this kind of like Swift messaging layer, and we’re going to be visa on the network side. And they’re trying to tell a story that like going forward, we are a payments company because what’s happening is stripe is basically doing all of that already and then launching their own L1. And also they’re issuing their own stablecoin and telling all of their merchants, you do not have to use USDC. I will offer you a great, fantastic product to do everything that you need, but you can use my stablecoin in my network. And why would you even use USDC? And they’re clearly being reactive and defensive against that.

Andrew Keys: And I just add I agree with everything Rob said. And I just add that they’re the worst payment processor there is because they don’t have the economies of scale of all of these other ones. So they’re like the last person in the door in the payment processing world, right? I mean, like pay with circle. Make sense or pay with USD? Makes sense because you’re disintermediation, the payment processor. I can pay with my American Express or I can pay 3% less with circle or with USDC. But you know, as a quote unquote payment processor when we all know, like the underlying technology is dirt cheap now and any one of the other ones that have these incumbent network effects, PayPal, Venmo, stripe at all. That’s what circle doesn’t really have. So I think that that’s going to be a tough hill to climb.

Jason Yanowitz: What would you do, though, if you acknowledge, like this is as biased of a tweet as you can possibly get, which is from Paolo. He’s Paolo tweeted some company strategy feels exactly like watching moths flying to the flames, obviously in reference to, you know, circle launching arc. So I guess, Rob, if you if you acknowledge that there’s a big problem. It sounds like you acknowledge the problem, but you don’t think Ark is the solution?

Rob Hadick: No. If you look at what tether has done right. And so Paulo, obviously he wants to belittle what his circle is doing clearly. They’re his biggest competitor today. What has Paulo done? Paulo said, okay, well, we’re going to go and actually invest in like 4 or 5 different chains. So they’ve invested in plasma. They’ve invested in stable. They’ve invested in Botanics, they’ve invested in a couple others. And they’re saying, okay, listen, we want to proliferate USDt and all of these different ecosystems. They’re doing some work with obviously Rumble and some others around trying to proliferate their ecosystem and moving it USDt into different types of, of companies or real world usage like they’re trying to do. You know what? I think a lot of the original vision was, which is, hey, we are actually we’re opinionated about how you use or stablecoin, as long as you use it legally or where you use it. We’re opinionated about using it. We’re opinionated about getting this better form of a dollar into the hands of people globally, right. And giving that access. And so that’s in like the clearly the strategy that they’ve taken. We’re now what circle is doing is they’re kind of it looks like they’re trying to control their fiefdom. Right. A lot of what they’re doing is actually elbowing people out who are theoretically be partners instead of opening up and bringing people in. Right. And so when you think about art from that perspective, it’s hard for me to see how art is actually good for the proliferation of USDC, unless they think that they have a better mousetrap with the end customer who they actually don’t control because stripe has better control over them or whoever the actual other provider on the other end has better control. So it strikes me as very shortsighted in my mind because they don’t have the same customer relationship that a lot of these other people do or stripe does, or anybody else who might launch another one.

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Andrew Keys: Well, Matt’s a force of nature.

Jason Yanowitz: Tempo. Yeah Matt is.

Andrew Keys: Like there are some times when you talk about jockeys or you talk about business models, like he’s a force of nature. And if there’s someone who can kind of shoo jam this thing in, it’s someone like him. Uh, that said, liquidity begets liquidity. And I think maybe all of this stuff the one who cares about the blockchain in the end. And it should just all be sitting at the app layer, and to that point they already have their network effect and they already have their clientele. And I don’t know who stripe is a portfolio company of like if it’s Andreessen or Sequoias or whoever. And then basically you can kind of finagle that around to all the other portfolio companies and then bully them into using, I mean, like kind of Silicon Valley, Sand Hill Road 101 where you can kind of just bulldoze those kind of network effects out the gate. But we’ll see. But again, its like operating infrastructure. It’s like it’s kind of a non-event in my opinion. Except we’re all in the blockchain ecosystem. So I guess that’s talk worthy. But you know to block works is point about infrastructure fatigue and show me the apps like really no one should care. Right. It should just work at the application layer.

Jason Yanowitz: Yeah.

Rob Hadick: I mean, Streep’s clearly in a better position here. Like I wrote this post a couple of months ago before I had heard this was happening. And although it’s been written for a little bit of time and basically talking about, like in many ways, if you looked at what stripe was doing, it looked like they were building a network. Right. They acquired the orchestration layer and bridge. They acquired the account in privy. They issued their own stablecoin. They had their own stablecoin backed card. You know, issued through lead. And so they were essentially already as a PSP replacing call it like the merchant acquirer. And a lot of the gateway and all that, etc.. And now they’re essentially replacing the issuing bank as well. And theoretically, if they don’t actually need a merchant to leave their network, if they’re settling on their own execution environment, they basically can be an end to end payments product, right? They don’t have to compete for block space. They don’t have to worry about an RPC falling over like they don’t have to worry about. They can also decide to allow only certain types of transactions. And they can probably provide a fantastic customer experience if they own that layer. So for them, I actually think it makes total sense because now they have. They have this mousetrap like we talked about before. With all of these merchants, and now they own the full stack and are able to build, you know, call it the best product that they possibly can get rid of some of these intermediaries, the issuer bank and the merchant bank. And they really only need like to call it the bank who holds their stablecoin. You know, back in now.

Jason Yanowitz: It’s basically just in different words is stripe owns the stripe, owns the distribution circle, doesn’t write stripe owns the volumes, it owns the millions of merchants it owns. It’s got the license on and off ramps. And circle doesn’t own the end user.

Rob Hadick: So if we say or you probably heard me say this before, like we invested a lot of stablecoin businesses and I always tell people, you have to do the hard thing, right. And being the middleware layer is not the hard thing. Owning the customer, owning the bare metal bank, like those are the hard things, right? And so if you’re just trying to put a blockchain out there and you’re just going to say, hey, listen like everybody come and, you know, put their flow on my blockchain and you’re not doing any of the other things, then you’re probably in a bad spot.

Santiago Santos: Yeah. Rob, this is why Tron is Tron. They actually did the hard things.

Rob Hadick: That’s right. Yeah, yeah, you’re completely right.

Santiago Santos: You always want on distribution.

Jason Yanowitz: Yeah, 100%. Andrew, thanks for coming on, man. Anything that we didn’t talk in terms of the back to the Dats, anything that you think is important to cover with Dask that we didn’t cover.

Andrew Keys: I think to be vigilant in ATM with respect to dilution. I think that MSTR set a decent precedent on understanding kind of where dilution occurs. And I think that we’ll see, you know, six months a year from now. The actual metric isn’t maybe the amount of the asset one has but the amount of asset per share.

Jason Yanowitz: Yeah, yeah, I didn’t even. Robert, we had a nice tweet I could have pulled up during this conversation, which is, uh, you said it seems like everyone in crypto is about to go through a tough lesson on what the term contingent liabilities means.

Rob Hadick: I have not heard enough talk about that until today, so thank you. Andrew.

Santiago Santos: Yeah.

Andrew Keys: Clean living. Clean living.

Jason Yanowitz: Yeah. Great conversation. Andrew. We do content of the week, Andrew. So I will ask Santi and Rob, but start thinking. Santi. Rob. What do you guys got?

Santiago Santos: I’m afraid what Rob’s going to say, because last time he dropped a huge bomb on us.

Rob Hadick: Listen, I’ve become the fiction guy, right?

Jason Yanowitz: So watch your horror movie.

Rob Hadick: Yeah, it was good. Go see it. Weapons. I enjoyed it.

Jason Yanowitz: So did you pay a million to get killed on screen or whatever?

Rob Hadick: I haven’t done that yet, but, if anybody’s listening, I’m happy to get killed in your horror movie.

Jason Yanowitz: I’ve got one. I listen to a good podcast. Actually talking about stripe. What’s not Patrick’s name? John Collison launched a podcast called Cheeky Pint Pints, where he basically just has like a Guinness with like different founders and stuff like that and different, different people. And he had Vlad Tenev on and people who probably are sick of hearing me talk about Robinhood because I think it’s a great business. But I think one of the best investing strategies right now is just picking really when there’s so much noise, and hype is just actually spending a lot of time with founders. And if you don’t know the person in person, you can listen to a lot of their podcasts. You’ll see themes show up over and over again. So I thought I would go, if you’re interested in Robinhood, listen to Vlad on this cheeky Pints podcast. And it was also amazing how much of the conversation it was probably 70 minute episode. How much of it was dominated by crypto prediction markets moving on chain tokenization is like 70 minute episode, probably 45 minutes about crypto. So just shows this is founder Robinhood frontier stripe.

Santiago Santos: You’re all about disclosures. Now what percentage of your book is hood?

Jason Yanowitz: Hood is now my largest …

Andrew Keys: So I got one for you. So back in the day, 20 years ago. Does anyone remember angels and demons or the Da Vinci Code Dan brown.

Santiago Santos: Yeah.

Andrew Keys: So there’s a new one out called origin, and it’s about the origin of humanity. And each one of these take place in different cool parts of the world. You remember the Da Vinci was in the Louvre in Paris. And this is all through Barcelona and Madrid. So it’s kind of like Spanish themed. And it’s awesome. It’s kind of a throwback.

Jason Yanowitz: A it’s a Dan Brown book.

Andrew Keys: Yeah, yeah. Dan Brown origin. Highly recommend it.

Jason Yanowitz: Great love that Dan. Those books are so good.

Andrew Keys: They’re great. It’s kind of mind candy if you, you know dealing with like an S-4 registration process. Like you don’t want to.

Santiago Santos: Shoot yourself.

Andrew Keys: In. And then, like, this kind of puts me into like a whole different world. And it’s really, really cool.

Jason Yanowitz: Yeah, 100%. So that’s great. Rob. Santi got anything?

Rob Hadick: So since I’m the fiction guy. Well, I guess Andrew’s helped me out here, but, uh, I there’s a show I’ve been watching on Netflix called Family Families Like Ours, which is actually in Danish. So you have like subtitles if you’re an English speaker. But basically there’s like, this climate change disaster and then like Denmark decides to essentially expand the country and people have to be assigned to new countries. And it’s a mini series. There’s like a lot of social commentary. It’s just I don’t know, I think pretty interesting. So if you’re looking for something and you don’t mind subtitles or you speak Danish, Netflix family is like.

Jason Yanowitz: All the Danish Empire listeners. Great. Great wreck. Yeah.

Santiago Santos: So I believe I mentioned this in the pod before, but I think it’s appropriate for this discussion and where we are on the cycle. The book is called The Missing Billionaires A Guide to Better Financial Decisions. Funny enough, it’s written by this guy, um, Jane Victor, who was a principal long term capital management.

Andrew Keys: Super about sizing. It’s all about sizing bets.

Santiago Santos: Yeah, exactly. And he starts off by saying, look, most of the billionaires. Like, if you go back to, I think it’s like 1980 or 1970, 1980. Most of those billionaires back then are no longer billionaires. And so it’s actually this idea that you probably heard it, which is making money is not as hard as preserving it. And I think a lot of that, as Andrew alluded to, comes down to position sizing. And again, I’ve said a time to begin with that it’s like it would suck if you’re long on asset like Ethereum and you pick a dad that blows up and you know you got the thesis right, but the structure wrong and structure oftentimes is equally or more important. And you never want to increase. Like why introduce more surface area to an asset class that can deliver venture like returns? Most people I think would be better off. You know if you combine in Coinbase, go to Coinbase.

Rob Hadick: Can I ask a question to end this podcast since Andrew said it’s all about sizing. Andrew, when you learned about Ethereum and the Ethereum ICO happened, how much of your net worth did you put into Ethereum then?

Andrew Keys: Decent amount. Let’s call it 30%. Put your money where your mouth is.

Santiago Santos: Yeah. To be to be fair. Rob, I think what you’re getting at is most of the wealth, the real wealth gets created through concentration. And you should then snap out of that and do diversification, which is so hard because you then say like for me, it was over 90% of my net worth was in crypto at one point. Like, like put all my bonus at JPMorgan into this thing and was like, YOLO. Yeah. Should never do that. No one should ever do that.

Andrew Keys: In an interesting. You know, you’re raising this point like a few people asked well, I was like, so is this your exit strategy?

Andrew Keys: And like, I don’t think some of planet Earth realizes I’m probably the one who can’t sell out of this vehicle more than anybody, right? Yeah.

Jason Yanowitz: You’re the one who’s stuck.

Andrew Keys: Yeah. Yeah, but look at that. And that’s why you got to put your money where your mouth is. And, yeah, it’s all about sizing.

Jason Yanowitz: Yeah, indeed. Well, Andrew, thanks. Thanks for coming on. Congrats on everything.

Andrew Keys: Yeah, don’t congratulate me yet all the work’s just about to start.

Jason Yanowitz: Congrats on getting it going. First step is the hardest.

Andrew Keys: Fair enough. Fair enough.

Jason Yanowitz: All right, guys. Appreciate it.

Andrew Keys: Godspeed.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.